SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: July, 2002                    Commission File Number:   1-9059


                            BARRICK GOLD CORPORATION
                              (Name of Registrant)

                                Royal Bank Plaza
                             South Tower, Suite 2700
                                  P.O. Box 119
                                Toronto, Ontario
                                 Canada M5H 2J3
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F                               Form 40-F    X
                           ------                                  ----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                 Yes                                     No  X
                           -----                            -----


If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                           INCORPORATION BY REFERENCE



         The Registrant's Management's Discussion and Analysis of Financial Results for the quarter ended June 30, 2002 and the Comparative Unaudited Financial Statements and the notes thereto for that same period (Exhibit 2 of Form 6-K (Commission File No. 1-9059) filed with the Commission July 26, 2002) are incorporated by reference into the Registrant's registration statements on Form F-9/F-3 (Nos. 333-6756 and 333-6756-1) and Form F-3 (Nos. 333-14148 and
333-14216).

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    BARRICK GOLD CORPORATION



Date: July 26, 2002                              By:/s/ Jamie Sokalsky
                                                    ----------------------------
                                                    Name: Jamie Sokalsky
                                                    Title: Senior Vice-President
                                                           & Chief Financial
                                                           Officer

                                     EXHIBIT

Exhibit        Description of Exhibit                                    Page
-------        ----------------------                                    ----
     1         Press release

     2         Barrick Gold Corporation's Management's
               Discussion and Analysis of Financial Results for the quarter ended June 30, 2002 and the Comparative Unaudited Financial Statements and the notes thereto prepared in accordance with U.S. generally accepted accounting principles ("US GAAP")for the same period